Exhibit (a)(1)(I)

FOR IMMEDIATE RELEASE

Shepard Blasts Donegal’s 14D-9 Response - Urges Shareholders to Tender

Class B Shares of Donegal Group, Inc. at $30 Per Share

Bradenton, Florida, April 9, 2013 (NASDAQ: “DGICB”) – Gregory M. Shepard today blasted Donegal Group, Inc. (“Donegal”) CEO Don Nikolaus and the Boards of Directors of Donegal and Donegal Mutual Insurance Company (“Donegal Mutual”) for advising Donegal’s Class B shareholders on April 3, 2013 not to tender their shares to Mr. Shepard at $30.00 per share.

According to Mr. Shepard, “Don Nikolaus and the Boards of Donegal and Donegal Mutual have once again shown that they will stop at nothing to entrench themselves and protect their fiefdom at the expense of shareholders. Don Nikolaus has not delivered value for the shareholders, in my opinion. He has instead delivered value only for himself and his friends on those Boards.”

Mr. Shepard continued, “I have over a $50,000,000 investment in Donegal. Neither Don Nikolaus nor any member of the Boards comes close to matching my financial investment in Donegal. And yet, Donegal and Donegal Mutual would deprive me of Board representation, and are even willing to oppose the Class B shareholders receiving $30 per share, just to protect their fiefdom.”

Mr. Shepard asked, “How can Don Nikolaus and his Boards call my tender offer ‘illusory’ when it’s their intentional failure to meet some of the Offer’s conditions that would deny the Class B shareholders of any chance of receiving $30 per share? Donegal’s Recommendation on SEC Form 14D-9 did not address the adequacy of my Offer consideration, even though $30 per Class B Share represents a 42% premium over the pre-Offer price. What Donegal’s shareholders want to know, in my opinion, is whether Don Nikolaus and his Boards think $30 per Class B Share is adequate, not how long their attorneys believe it might take to satisfy the tender offer’s regulatory conditions.”

Mr. Shepard continued, “If Don Nikolaus and his Boards think that $30 per Class B share is not adequate, then what realistic plan do they propose to achieve $30 per Class B share? Don Nikolaus’ strategy to focus on premium rate increases, fortuitous avoidance of catastrophic storms in an era of global warming, and other operational improvements, has failed to realize the true value of Donegal’s shares. It is Nikolaus’ strategy for increasing shareholder value, not my Offer, that is illusory and devoid from today’s market realities, which in my opinion are being driven by GEICO, Progressive, USAA, and a few other larger mutuals with stronger managements, stronger financial resources, a broad spread of risk, and a better track record of providing a reasonable return to shareholders.”

Mr. Shepard added, “Donegal’s 14D-9 Recommendation addressed only Class B stockholders. Apparently, the Donegal Board sees no need to talk to its Class A stockholders about a $30.00 per Class B tender offer from its largest independent shareholder by far. Yet they should address the Class A stockholders and explain to them why there are approximately 6,700,000 Class A granted stock options, representing 33% of the total outstanding Class A shares. They should explain why on March 19, 2013 – the day before I announced my tender offer – the Class A shares closed at $14.66 while the Class B shares closed at $21.07 per share (a 44% premium to the Class A shares). They should explain why it is, if Donegal’s strategy has been so successful, that the Class A shares trade approximately 30% lower than their peak of $21.28 in September 2006 (over 6½ years ago).”

Mr. Shepard urges shareholders to call up Don Nikolaus at 800-877-0600, and Jeffrey Miller at 717-426-1931, and express your sentiments, if you are disappointed in the price of your stock and disappointed that Don Nikolaus and these Board members are attempting to thwart your opportunity to receive $30 per share for the Class B stock.

Mr. Shepard also demands to know the identity of the Donegal Mutual director who, on February 28, 2013, purchased 800 Class B shares at $20 per share and 388 Class B shares at $20.17 per share, as identified in Item 6 of Donegal’s 14D-9.

Mr. Shepard asked, “Who is this mystery director who was buying Class B shares? Why is Donegal keeping his identity a secret from the shareholders?” Mr. Shepard calls on Donegal to amend its 14D-9 to reveal the identity of this mystery director.

On March 20, 2013, Gregory M. Shepard announced a tender offer for 962,636 of the outstanding shares of Class B Common Stock of Donegal at a price of $30 per Class B share (the “Offer”). The Offer represents approximately a 42% premium to the closing price of Donegal Class B shares on NASDAQ on March 19, 2013 – the last full trading day prior to the commencement of the Offer.

The Offer is not subject to any financing contingency. Other conditions apply to the Offer, including the tender of at least 925,000 Class B shares, insurance and bank regulatory approvals, expiration or early termination of the Hart-Scott-Rodino waiting period, and no litigation involving the Offer. Mr. Shepard is also seeking the appointment of three persons selected by him to the Donegal Board and the Board of Donegal Mutual, as a condition of the Offer, without an increase in the size of each board from 12 directors.

The Offer will expire on April 19, 2013 at 11:59 p.m., New York City time, unless extended. Tenders of shares of Donegal’s Class B Common Stock must be made prior to the expiration of the Offer and may be withdrawn at any time prior to the expiration of the Offer. Only shares properly tendered and not properly withdrawn pursuant to the Offer will be purchased. The Offer includes withdrawal rights so that a tendering shareholder can freely withdraw any shares prior to acceptance of such shares for payment under the Offer.

Mr. Shepard is the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of Donegal, which he acquired at a total cost of $58.6 million. Mr. Shepard has been a Class A and a Class B shareholder of Donegal since 2005, and he is now by far Donegal’s largest shareholder with the exception of Donegal Mutual.

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Donegal. It does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer to Purchase and the related Letter of Transmittal, which contain important information that should be read carefully before any decision is made with respect to the Offer.

The Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery are filed with the SEC and are available through the SEC’s website at http://www.sec.gov/. Any questions or requests for assistance or for additional copies of the Offer to Purchase, the related Letter of Transmittal and other related tender offer materials may be directed to the Information Agent at its address and telephone numbers set forth below, and copies will be furnished promptly at the Offeror’s expense. The Information Agent for the Offer is: D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, NY 10005. Banks and Brokerage Firms please call collect: (212) 269-5550. All others call toll-free: (800) 967-5079. Email: information@dfking.com

THE OFFER IS NOT INTENDED TO AND DOES NOT CONSTITUTE (I) A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION FOR OR WITH RESPECT TO THE ANNUAL MEETING OR ANY SPECIAL MEETING OF DONEGAL’S STOCKHOLDERS OR (II) A SOLICITATION OF A CONSENT OR AUTHORIZATION IN THE ABSENCE OF ANY SUCH MEETING.